vodafone

02 SEP -5 AM 9:30

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 205
USA

SUPPL

3rd September 2002
Ref: IR/ L0167.-

Vodafone-Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Dimitris Tsorbatzoglou
Head of Investor Relations

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Enclosures:

- Vodafone-Panafon Annual General Meeting Agenda
- Consolidated Financial Results for the first quarter (April-June 2002) According to the Greek Generally Accepted Accounting Principles

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

Shareholders invitation to the Annual General Meeting of the Societe Anonyme under the name "VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A." and distinctive title "VODAFONE-PANAFON"

Following the Board of Directors resolution on 2nd September 2002, and according to the provisions of the Greek Law for limited stock companies no. 2190/1920, and the Company's Articles of Association, Vodafone-Panafon S.A. Shareholders are invited to attend the Annual General Meeting. The Meeting will take place according to the approval K2-10350/31-7-2002 of the Minister of Development and Article 25 of CL 2190/20, on Thursday September 26th 2002, at 13.00 h, at the INTERCONTINENTAL hotel, 89-93 Syngrou Ave., Athens, "Ballroom 1". The items of the agenda of the Annual General Meeting are as follows:

Items of the Agenda of the Annual General Meeting of the Shareholders of VODAFONE-PANAFON S.A. to be held on September 26th 2002

1) Submission for approval of the Annual Financial Statements of the Company "VODAFONE-PANAFON S.A." of the ninth fiscal year from 1-4-2001 to 31-3-2002, the Management Report of the BoD for the abovementioned fiscal year and the Report of the Certified Auditors.

2) Submission for approval of the consolidated financial statements of the Company "VODAFONE-PANAFON S.A." for the period from 1-4-2001 to 31-3-2002 and the relevant Management Report of the BoD and the Certified Auditors.

3) Distribution of Share Dividends for the fiscal year from 1-4-2001 to 31-3-2002.

4) Submission for approval of the financial statements of the absorbed company "NEXTNET S.A." for the fiscal year from 1-1-2001 to 30-6-2001, the Management Report of the BoD for the abovementioned fiscal year and the Certified Auditors.

5) Release of the members of the BoD and the Auditors of the absorbed company "NEXTNET S.A." from any responsibility for compensation for the financial statements and the management of the company for the fiscal year from 1-1-2001 to 30-6-2001.

6) Election of regular and substitute Certified Auditors for the fiscal year from 1-4-2002 to 31-3-2003, as well as approval of their remuneration.

7) Ratification of the election of a new Member of the BoD in replacement of a resigned one.

8) Approval of the remuneration of the employed Members of the BoD of the company for the fiscal year from 1-4-2001 to 31-3-2002.

9) Approval of the participation of the Members of the BoD to other companies with similar objectives, according to art. 23 of the C.L. 2190/20.

10) Election of the new Board of Directors, according to the provisions of the L. 3016/2002 for the corporate governance.

11) Approval of the expenses incurred for the installation of Base Stations.

12) Approval of an agreement to be concluded between VODAFONE-PANAFON S.A. and INTRACOM S.A.

13) Decision for the non-conversion of the granted, under conditions stock options by the Annual General Meeting of 29/9/99, to definite stock rights.

14) Announcements and other items.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Annual General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares they wish to bind, to the dealer of their account (security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Annual General Meeting, and must deposit their proxies with the Company within the same deadline.

Note: Shareholders that have dematerialised their shares will be accepted at the Annual General Meeting only if they provide receipts verifying the binding of their shares that were issued in due time (5 days before the AGM).

Marousi, 2/9/2002
The Board of Directors

vodafone

PRESS RELEASE

28 August 2002

Consolidated Financial Results for the first quarter (April-June 2002)[1]

Significant APRU increase by 11.1% (compared to the previous quarter)

Revenues: +20.6%

EBITDA: +15%

(According to the Greek Generally Accepted Accounting Principles)

Vodafone–Panafon announces a significant increase in ARPU, revenues and EBITDA for the first quarter of the fiscal year 2002 –2003.

For the period under review (April – June 2002), AMOU ("Average Minutes Of Use") reached 92 minutes per customer per month, a 10-minute increase compared to the previous quarter (January – March 2002).

Based on the above, ARPU rose to €29.31, an 11.1% increase compared to the previous quarter (January – March 2002). Excluding roaming revenues the increase was 8.3%.

Revenues for the quarter under review increased 20.6% to €285.4 million compared to the same period last year, reflecting the successful commercial policy of the Company. These results reflect our bundled minutes tariff plans, which have been marketed efficiently throughout Vodafone Shops.

EBITDA rose to €114.7 million, a 15% increase compared to the same period in the previous fiscal year, while EBITDA margin reached 40.2%, 1.9 percentage points lower than last year, mainly due to the introduction of mobile to mobile termination charges in January 2002. Excluding the effect of mobile to mobile termination charges, the increase in revenues for the quarter was 14.1%, EBITDA grew by 14%, while EBITDA margin remained at 42.1% (compared to the comparative period of last fiscal year).

Earnings before tax (EBT) were €59.2 million, a 9.4% decline in comparison to the previous period. This is mainly due to higher amortisation charges for the additional 2G spectrum purchased in 2001 and 3G as well as an expected extraordinary write off related to our participation in other companies which amounted at EUR 6.1 million.

Vodafone-Panafon's CFO, Mr. Babis Mazarakis, commenting on this first quarter results stated: "The consistent improvement in our financial results constitute a strong indication that we are succeeding in delivering year on year sustainable profitable growth. The fact that we are achieving this justifies our strategic choices, particularly as the markets are experiencing a lot of pressure. In this context, companies must demonstrate that they are not only able to deliver an excellent service, but that they are also able to maximise shareholder value, a challenge that we continue to meet."

--Ends--

For Further Information Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +301 0 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis ,
Capital Link, Tel: + (212) 661 7566

Notes to Editors:

1. Vodafone-Panafon S.A shares are quoted on the Athens Stock Exchange and its GDSs are quoted on the London Stock Exchange. The shares and GDS's began trading on Monday 7 December 1998 in ASE and LSE respectively. Despite the company adopting the Vodafone brand name on 21 January 2002, the company's shares remain listed under the company's distinctive title Vodafone-Panafon.

2. Vodafone-Panafon S.A has 543,314,000 shares in issue (after the completion of the merger with NextNet SA on February 18th 2002).

3. Vodafone-Panafon S.A is a shareholder in:

Panafon Services	100.00 per cent(is in the process of merger with Vodafone-Panafon S.A)
Mobitel	35.01 per cent
Ideal Telecom	51.00 per cent
Panafon International Holdings	100.00 per cent
BE- Business Exchanges	30.00 per cent
Vodafone Bulgaria	20.00 per cent
I.N.A	10.555 per cent
CBS	24.00 per cent
Vizzavi Hellas	20.00 per cent
ACOM	20.00 per cent
E-Motion Albania	51.00 per cent
E-Motion Cyprus	100.00 per cent
E-Kinitron	2.00 per cent (49% through E-motion Cyprus)
E-Unifon	50.00 per cent (under liquidation)
Mergers	
Panafon Multimedia	100.00 per cent (merger completed January 2002)
Next Net	20.10 per cent (the merger completed February 2002)
Tetoma Com	100.00 per cent (merger completed January 2002

4. Vodafone-Panafon S.A was awarded a license to operate a GSM network in Greece for a period of 20 years in August 1992. The network commenced operations on 1 July 1993.

5. Vodafone-Panafon S.A shareholding structure is as follows:

Vodafone Group Plc	51.88 per cent (includes 9.43% of its 100% subsidiary: Data Holdings)
France Telecom	10.85 per cent (includes 8.02% exchangeable bond exchanged to Panafon shares)
Intracom S.A	9.43 per cent (after the completion of the merger Intracom – Intrasoft)
Free float	27.84 per cent

Vodafone-Panafon S.A listings:

Shares: Athens SE, Reuters PANr.AT. Bloomberg PANF GA. Nominal value GRD 100. ISIN GRS 307 333 005. SEDOL 556 0349.

GDRs: LSE . Reuters PANq.L. Bloomberg PFH GR, PFHD LI. ISIN US 6981 132 060. SEDOL 556 0361.
Rule 144A: Bloomberg Nasdaq 2250Q US. ISIN US 6981 131 070. SEDOL 230 2629

Indices: ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI